Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Third Avenue Management LLC (1)	2. Date of Event Requiring Statement (Month/Day/Year) 11/25/02	4. Issuer Name and Tickler or Trading Symbol Lodgian, Inc.
(Last) (First) (Middle) 767 Third Avenue
(Street) New York, NY 10017	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director X_ 10% Owner __ Officer (give title below) __ Other (specify below) ___________________________	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Lodgian, Inc. Common Stock	492,949	I	(1)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Lodgian, Inc.	11/25/02	11/25/07	Class A Warrants	714,899		I	(1)
Lodgian, Inc.	11/25/02	11/25/09	Class B Warrants	142,581		I	(1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:   (1)  The total amount of Common Stock being reported collectively by Third Avenue Management LLC, as the Investment Adviser to various fund series,  represents  439,629 shares held by  the Third Avenue Value Fund, 31,000 shares held by the Third Avenue Real Estate Value Fund, and 22,320 shares held by the Aegon/Transamerica Series Fund, Inc.  Third Avenue Value Fund also represents 637,571 of the Class A Warrants and 127,159 of the Class B Warrants of the amount reported.  The Third Avenue Real Estate Value Fund represents 44,957 of the Class A Warrants and 8,966 of the Class B Warrants being reported.  Lastly, the Aegon/Transamerica Series Fund, Inc. represents 32,369 of the Class A Warrants and 6,455 of the Class B Warrants being reported.

	By: /s/ David M. Barse **Signature of Reporting Person	11/26/02 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.